Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 0-20763

Subject Company: McLeodUSA Incorporated

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

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PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Media Contacts:	Media Contacts:	Investor Contacts:
PAETEC	Edelman for PAETEC	PAETEC
Chris Muller	John R. Dillard	Tom Morabito
(585) 340-8218	(212) 704-8174	(585) 340-5413
chris.muller@paetec.com	john.dillard@edelman.com	tom.morabito@paetec.com

McLeodUSA	Michael McCullough	McLeodUSA
Dan Smith	(404) 832-6782	Joseph Ceryanec
(469) 341-3129	michael.mccullough@edelman.com	Chief Financial Officer
daniel.smith@mcleodusa.com		(319) 790-7399
joseph.ceryanec@mcleodusa.com

PAETEC Holding Corp. to Acquire McLeodUSA

Creates one of the largest nationwide competitive communications service providers with

LTM revenues of $1.6 billion as of June 30, 2007

Forms nationwide platform with approximately 3.4 million access line equivalents in service

Adds network assets including 17,000 fiber-route miles;

Brings total combined switches to 116

Reduces combined company leverage

FAIRPORT, N.Y. and CEDAR RAPIDS, IOWA (September 17, 2007) – PAETEC Holding Corp. (NASDAQ GS: PAET) today announced that it has signed a definitive agreement to acquire McLeodUSA Incorporated, a privately held company, in an all-stock merger for $557 million. The merger price consists of $492 million in PAETEC common stock and $65 million in net debt assumption. The company will become one of the largest nationwide competitive communications service providers focusing on business customers. With this acquisition, PAETEC adds an extensive fiber optic network and 18 states to its footprint, including such key markets as Dallas, Houston, Denver, Detroit, Phoenix, Seattle and Cleveland.

The transaction creates a company with an estimated $2.7 billion enterprise value and is expected to produce cost synergies of approximately $20 million in the first year following the closing, and run-rate synergies of approximately $30 million during the second year post-closing. For the twelve months ended June 30, 2007, on a pro forma basis, the combined company generated approximately $1.6 billion in revenue and $263 million in Adjusted EBITDA1, including $30 million in synergies. The combined company expects to have approximately 3.4 million access line equivalents in service and a local presence in 47 of the top 50 Metropolitan Statistical Areas (MSAs) in the country in 2008.

“This transaction is squarely in line with our corporate strategy and positions PAETEC as one of the largest nationwide competitive communications providers serving business customers,” said Arunas A. Chesonis, Chairman and Chief Executive Officer of PAETEC. “We’ll now have nearly 4,000 employees and we plan to increase our presence into 82 of the top 100 MSAs in 2008. With this combined footprint, we offer a compelling alternative to the legacy carriers. We have industry leading customer service, a comprehensive suite of business services and an extensive switching and fiber network with infrastructure including last mile capabilities. McLeodUSA’s management team of industry veterans has built a strong franchise, which we believe positions PAETEC to deliver substantial long-term value to our customers and shareholders.”

“This transaction validates the hard work of McLeodUSA employees, who built a strong carrier focused on the underserved needs of businesses,” said Royce J. Holland, Chief Executive Officer, McLeodUSA. “I’m proud of what we’ve accomplished, and the combination with PAETEC offers us the ideal opportunity to accelerate our market penetration of high value integrated access customers to the benefit of our customers, employees, suppliers and partners.”

McLeodUSA currently owns and manages one of the largest high-capacity fiber networks in the nation, spanning 20 Midwest, Southwest, Northwest, and Rocky

Mountain states. This fiber network contains approximately 13,000 intercity route miles and approximately 4,000 metro route miles. The combined company will operate 77 traditional voice switching facilities and 39 IP soft switches. McLeodUSA has operations in 20 states, while PAETEC operates in 23 states and the District of Columbia.

Transaction Terms and Structure

Under the terms of the merger agreement, which was unanimously approved by the boards of directors of both companies, McLeodUSA will become a PAETEC subsidiary. Current McLeodUSA shareholders will receive 1.30 shares of PAETEC common stock for every share of McLeodUSA common stock they own. Approximately 40 million shares of PAETEC common stock will be issued to holders of currently outstanding McLeodUSA stock. PAETEC currently has approximately 102.1 million shares of common stock outstanding. McLeodUSA’s employee stock options, of which 2.7 million are outstanding, will be converted into options to purchase PAETEC shares, to the extent not exercised before closing.

The all-stock structure of the transaction is expected to enhance the combined company’s financial position by reducing PAETEC’s ratio of debt to Adjusted EBITDA1 from the current level of 3.9x to an estimated ratio of 2.9x upon the closing of the transaction. McLeodUSA’s outstanding $104 million senior secured notes will be repaid at closing.

“This transaction offers clear financial and customer benefits, including a significant de-leveraging of our balance sheet and the potential realization of $30 million in annual combined cost and run-rate synergies,” said Keith Wilson, Chief Financial Officer of PAETEC. “With McLeodUSA we add 26 of the top 100 MSAs that complement our existing footprint, a network that cost more than $2.5 billion when it was built, and a team of industry-tested managers and employees, all of which we believe will deliver immediate benefits to our customers.”

Company Leadership and Headquarters

After the closing, Arunas A. Chesonis will remain Chairman and Chief Executive Officer of the company. Keith Wilson, Chief Financial Officer of PAETEC, and EJ Butler, Jr., Chief Operating Officer of PAETEC, will also remain in their respective roles. PAETEC will continue to be headquartered in Fairport, New York, and will maintain McLeodUSA’s operations in Cedar Rapids, Iowa, and other significant regional centers, including Charlotte, North Carolina. After the closing of the transaction, PAETEC’s current board of directors will add one director to be designated by McLeodUSA.

Approvals

The transaction is subject to approval by both PAETEC and McLeodUSA shareholders, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, approvals by state public service commissions in the states where the combined company will operate, and other customary closing conditions. The companies expect that the transaction will close in the first quarter of 2008.

Additional information about the transaction will be contained in PAETEC’s Current Report on Form 8-K to be filed with the SEC.

Advisors

Merrill Lynch & Co. is acting as financial advisor to PAETEC and Hogan & Hartson LLP is acting as legal advisor. Deutsche Bank Securities Inc. and Jefferies & Company, Inc. are acting as financial advisors to McLeodUSA and Ropes & Gray LLP is acting as legal advisor.

Conference Call

PAETEC will host a conference call with the investment community today at 11:00 a.m. ET. PAETEC Chairman and CEO Arunas A. Chesonis, Chief Financial Officer Keith Wilson, and Chief Operating Officer EJ Butler, Jr., will be participating, along with McLeodUSA CEO Royce Holland and Joe Ceryanec, McLeodUSA Chief Financial Officer. Listeners may dial-in to 866-825-3354 (617-213-8063 international), and enter the passcode 57376589. A live Webcast and replay of the call will be available at www.paetec.com.

About PAETEC

PAETEC (NASDAQ GS: PAET) is personalizing business communications for medium-sized and large businesses, enterprise organizations, and institutions across the United States. PAETEC offers a comprehensive suite of IP, voice, data and Internet services, as well as enterprise communications management software, network security solutions, CPE, and managed services. For more information, visit www.paetec.com.

About McLeodUSA

McLeodUSA provides managed IP-based communications services to small and medium-sized enterprises, and traditional circuit-switched telephony services to commercial customers in the Midwest, Rocky Mountain, Southwest and Northwest regions of the nation. McLeodUSA delivers a wide variety of broadband IP-based voice and data solutions, targeting primarily small and medium-sized enterprises and multilocation commercial customers. For more information, visit www.McLeodUSA.com.

Footnote 1: Adjusted EBITDA, which represents earnings before interest, taxes, depreciation, amortization, and other charges, includes $30 million of run-rate synergies and excludes $6.5 million of one-time costs associated with the US LEC acquisition.

Forward-Looking Statements

Except for statements that present historical facts, this release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. These statements, which include PAETEC’s forecasts of the combined company’s total revenue, adjusted EBITDA, merger-related synergies and other financial results, involve known and unknown risks, uncertainties and other factors that may cause the combined company’s actual operating results, financial position, levels of activity or performance to be materially different from those expressed or implied by such forward-looking statements. Some of these risks, uncertainties and factors are discussed under the caption “Risk Factors” in PAETEC’s 2006 Annual Report on Form 10-K and in PAETEC’s subsequently filed SEC reports. They include, but are not limited to, the following risks, uncertainties and other factors: changes in regulation and the regulatory environment; competition in the markets in which PAETEC operates; the continued availability of necessary network elements from competitors; PAETEC’s ability to manage and expand its business and execute its acquisition strategy, to adapt its product and service offerings to changes in customer preferences, and to convert its existing network to a network with more advanced technology; effects of network failures, systems breaches, natural catastrophes and other service interruptions; and PAETEC’s ability to service its indebtedness and to raise capital in the future. PAETEC disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find it

PAETEC Holding Corp. will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

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